Exhibit 99.(e)

Center Coast MLP & Infrastructure Fund

Dividend Reinvestment Plan

Terms and Conditions

Pursuant to this Dividend Reinvestment Plan (the “Plan”) of the undersigned Center Coast MLP & Infrastructure Fund (the “Trust”), unless a holder (a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) otherwise elects, all dividends and other distributions (together, a “dividend”) on such Shareholder’s Common Shares will be automatically reinvested by UMB Fund Services, Inc. (“UMB”), as agent for Shareholders in administering the Plan (the “Plan Agent”), in additional Common Shares of the Trust.  Shareholders who elect not to participate in the Plan will receive all dividends in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by UMB as the Trust’s Dividend Disbursing Agent. Participants may elect not to participate in the Plan and to receive all dividends in cash by sending written instructions to UMB at the address set forth below.  Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent prior to the record date for a given dividend; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend.

The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder’s Common Shares are registered. Whenever the Trust declares a dividend payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares.

The Common Shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Trust (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”).

If, on the dividend payment date, the net asset value per share (“NAV”) is equal to or less than the market price per share plus estimated brokerage commissions (such condition often referred to as a “market premium”), the Plan Agent will invest the dividend amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the dividend by the greater of (i) the NAV on the dividend payment date or (ii) 95% of the market price on the dividend payment date.

If, on the dividend payment date, the NAV is greater than the market price per share plus estimated brokerage commissions (such condition often referred to as a “market discount”), the Plan Agent will invest the dividend amount in Common Shares acquired on behalf of the participants in open-market purchases. In the event of a market discount on the dividend payment date, the Plan Agent will have until the last business day before the next date on which the Common Shares trade on an “ex-dividend” basis or 30 days after the dividend payment date, whichever is sooner (the “last purchase date”), to invest the dividend amount in Common Shares acquired in open-market purchases. Open market purchases may be made on any securities exchange where the Fund’s common shares are traded, in the over-the-counter market or in negotiated transactions and may be on such terms as to price, delivery and otherwise as the Plan Agent shall determine.  The Plan Agent may aggregate purchases for multiple participants in the Plan, and the average price of all Common Shares purchased by the Plan Agent will be the price allocable to each participant in the Plan.

If, before the Plan Agent has completed its open-market purchases, the market price per common share exceeds the NAV per common share, the average per common share purchase price paid by the Plan Agent may exceed the NAV of the Common Shares, resulting in the acquisition of fewer Common Shares than if the dividend had been paid in newly issued Common Shares on the dividend payment date. Because of the foregoing difficulty with respect to open-market purchases, if the Plan Agent is unable to invest the full dividend amount in open-market purchases, or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making open-market purchases and may invest any uninvested portion in newly issued shares. Investments in newly issued shares made in this manner would be made pursuant to the same process described above and the date of issue for such newly issued shares will substitute for the dividend payment date.

For all purposes of the Plan: (i) the market price of the Common Shares on a particular date will be the last sales price on the New York Stock Exchange (the “Exchange”) on that date, or, if there is no sale on the Exchange on that date, then the average between the closing bid and asked quotation for the Common Shares on such date, and (ii) NAV on a particular date will be the amount calculated on that date (or if not calculated on such date, the amount most recently calculated) by or on behalf of the Trust in accordance with the Trust’s then current policies.

For the avoidance of doubt, no Common Shares will be issued under the Plan at a price less than net asset value or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules promulgated thereunder.

The Plan Agent will maintain all Shareholders’ accounts in the Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

Each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of dividends.  Participants that request a sale of Common Shares through the Plan Agent are subject to a $15.00 sales fee and a brokerage commission of $0.10 per Common Share sold.

Voting

The Plan Agent will forward to each participant any proxy solicitation material it receives with respect to the Common Shares in the participant’s Plan account and vote proxies for Common Shares held pursuant to the Plan in accordance with the instructions of the participants.

Taxation

The reinvestment of dividends pursuant to the Plan will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

Amendment of the Plan

The Plan may be amended or terminated by the Trust. There is no service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.  Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Trust.

Inquiries Regarding the Plan

All correspondence concerning the Plan should be directed to the Plan Agent at:

American Stock Transfer & Trust Company, LLC

Attn: Dividend Reinvestment Department

P.O. Box 922

New York, New York 10269-0560

or calling (866) 668-6549.

Applicable Law

These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.

Execution

To record the adoption of the Plan as of September 25, 2013, the Trust has caused this Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.

By and on behalf of

CENTER COAST MLP & INFRASTRUCTURE FUND

/s/ Dan C. Tutcher
Name: Dan C. Tutcher
Title: President